EXHIBIT 99.3

CONSENT OF EXPERT

March 31, 2008

I hereby consent to the inclusion of the Technical Report for Fort Knox Gold Mine dated March 31, 2008 in the report on Form 6-K dated March 31, 2008 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Fort Knox Gold Mine technical report included with the report on Form 6-K, into the Registration Statements on Form S-8 (Registration Statement Nos. 333-141896, 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

Sincerely,

/s/ Robert Henderson, P. Eng
Robert Henderson, P. Eng.